August 24, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Mast
Daniel Gordon
Chris Edwards
Laura Crotty

Re:	Procaps Group, S.A.
Registration Statement on Form F-4
File No. 333-257222

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-4 (File No. 333-257222) filed by Procaps Group, S.A. (the “Company”) with the U.S. Securities and Exchange Commission on June 21, 2021, as amended (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on August 26, 2021, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, Greenberg Traurig, P.A., by calling Flora Perez at (954) 768-8210.

Very truly yours,

Procaps Group, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Sole Director

cc:	Alan Annex, Antonio Peña and Flora Perez, Greenberg Traurig, P.A.
Kyle Bransfield, Dan Fink, Union Acquisition Corp. II
Jeffrey Cohen and Matthew S. Poulter, Linklaters LLP